SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Nevro Corp.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

64157F103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 64157F103	Page 2 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON AMV Partners II, L.P. (“AMVP II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER See response to row 5
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 64157F103	Page 3 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accuitive Medical Ventures II, LLC (“AMV II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER See response to row 5
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

CUSIP No: 64157F103	Page 4 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Anthony Lando (“Lando”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER See response to row 5
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 64157F103	Page 5 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles Larsen (“Larsen)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER See response to row 5
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 64157F103	Page 6 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas Weldon (“Weldon”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER See response to row 5
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 64157F103	Page 7 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Gordon Wyatt (“Wyatt”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER See response to row 5
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 64157F103	Page 8 of 10

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) (the “Schedule 13G”) by the Reporting Persons, with respect to shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report the disposition of Common Stock by the Reporting Persons. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13G is as set forth in the Schedule 13G. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13G.

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 27,936,964 shares of Common Stock outstanding as of October 31, 2015, as reported on Issuer’s Form 10-Q, Quarterly Report Pursuant To Section 13 Or 15(d) Of The Securities Exchange Act of 1934 filed on November 9, 2015.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

The following information with respect to the ownership of Common Stock of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2015:

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

a.	Sole power to vote or direct the vote

See Row 5 of cover page for each Reporting Person.

b.	Shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

c.	Sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

d.	Shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

CUSIP No: 64157F103	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

AMV PARTNERS II, L.P.

By:	Accuitive Medical Ventures II, LLC

By:	/s/ Gordon Wyatt
Gordon Wyatt, Authorized Signatory

ACCUITIVE MEDICAL VENTURES II, LLC

By:	/s/ Gordon Wyatt
Gordon Wyatt, Authorized Signatory /s/ Anthony Lando
Anthony Lando /s/ Charles Larsen
Charles Larsen /s/ Thomas Weldon
Thomas Weldon /s/ Gordon Wyatt
Gordon Wyatt

CUSIP No: 64157F103	Page 10 of 10

EXHIBIT I

Agreement of Joint Filing

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Nevro Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 5, 2016

AMV PARTNERS II, L.P.

By:	Accuitive Medical Ventures II, LLC

By:	/s/ Gordon Wyatt
Gordon Wyatt, Authorized Signatory

ACCUITIVE MEDICAL VENTURES II, LLC

By:	/s/ Gordon Wyatt
Gordon Wyatt, Authorized Signatory

/s/ Anthony Lando
Anthony Lando

/s/ Charles Larsen
Charles Larsen

/s/ Thomas Weldon
Thomas Weldon

/s/ Gordon Wyatt
Gordon Wyatt